SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peabody Holding Company, Inc. Employee Retirement Account

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826

(Address of principal executive offices)	(Zip Code)

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Peabody Holding Company, Inc.
  Employee Retirement Account

We have audited the accompanying statements of net assets available for benefits of Peabody Holding Company, Inc. Employee Retirement Account as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Ernst & Young LLP

St. Louis, Missouri
June 4, 2004

Peabody Holding Company, Inc.

Employee Retirement Account

Statements of Net Assets Available for Benefits
(Dollars in thousands)

	December 31
	2003	2002
Assets
Investments, at fair value:
Investments in mutual funds	$152,788	$111,385
Investment in common/collective trust	86,725	84,965
Investment in Peabody Energy Stock Fund	863	449
Participant notes receivable	8,337	8,303

Total investments	248,713	205,102
Receivables:
Employer contributions	3,463	793

Net assets available for benefits	$252,176	$205,895

See accompanying notes.

Peabody Holding Company, Inc.

Employee Retirement Account

Statements of Changes in Net Assets Available for Benefits
(Dollars in thousands)

	Year Ended December 31
	2003	2002
Additions
Interest and dividends	$6,162	$6,650
Net realized and unrealized appreciation (depreciation) of investments	31,617	(30,041)

Net investment income (loss)	37,779	(23,391)

Contributions:
Employee	13,554	13,660
Employer	9,475	6,713
Rollover	435	499

Total contributions	23,464	20,872

Transfers from other plans	2	32

Total additions	61,245	(2,487)

Deductions
Withdrawals by participants	(14,951)	(15,338)
Administrative expenses	(13)	(10)

Total deductions	(14,964)	(15,348)

Net increase (decrease) in net assets available for benefits	46,281	(17,835)
Net assets available for benefits at beginning of year	205,895	223,730

Net assets available for benefits at end of year	$252,176	$205,895

See accompanying notes.

Peabody Holding Company, Inc.
Employee Retirement Account

Notes to Financial Statements

Years Ended December 31, 2003 and 2002

1. Description of the Plan

The following description of the Peabody Holding Company, Inc. (the “Company”) Employee Retirement Account (the “Plan”) provides only general information. The Company is a wholly-owned subsidiary of Peabody Energy Corporation (“Peabody”). Participants should refer to the plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, and participation in the Plan is voluntary. All salaried employees of the Employer (the Company and certain of its participating subsidiary companies and affiliated companies) are eligible for participation on the date of their employment or at any time afterward. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.

Contributions

Each year, participants may contribute from 2% to 50% of pretax or after-tax annual compensation, as defined in the Plan. Prior to April 1, 2002, certain participants could contribute up to 16% of pretax or after-tax annual compensation, as defined in the Plan. Participants who were employees of Powder River Coal Company could contribute up to 19% of pretax or after-tax annual compensation. Participants may also contribute distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Effective April 1, 2002, in the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria will be permitted to make catch-up contributions to the Plan. Participants will be able to contribute amounts over and above the maximum otherwise permitted by the Plan, subject to certain limitations.

Peabody Holding Company, Inc.
Employee Retirement Account

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

For participants other than those who are employed by Powder River Coal Company, the Employer makes matching contributions equal to 100% of the first 3% of base pay and 75% of the next 4% of base pay that a participant contributes to the Plan. For participants who are employed by Powder River Coal Company, the Employer makes matching contributions equal to 50% of the first 6% of compensation that a participant contributes to the Plan. Prior to August 1, 2002, for participants who were employed by Patriot Coal Company, the Employer made matching contributions equal to 50% of the first 4% of compensation that a participant contributed to the Plan.

Employees direct the investment of Employer contributions. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (“IRS”).

Peabody’s Board of Directors has approved desired minimum and maximum performance targets that require the Employer to pay into the account of each active, eligible employee a performance contribution of an amount between 0% and 4% of the employee’s base salary as of the end of the fiscal year, based upon Peabody’s level of achievement of the approved target. Employees of Powder River Coal Company are not eligible for the performance contribution.

Effective January 1, 2002, if Peabody does not meet the minimum performance targets set by the Board of Directors for a fiscal year, the Board of Directors may authorize the Employer to contribute a discretionary amount to the Plan.

At December 31, 2003, a $3.5 million receivable was recorded for a performance contribution of 4% of eligible employees’ salaries related to the 2003 plan year. At December 31, 2002, a receivable of $0.8 million was recorded for a discretionary contribution of 1% of eligible employees’ salaries related to the 2002 plan year.

Forfeited Accounts

Employer contributions are reduced by forfeitures of non-vested amounts. The forfeiture credits amounted to $245,245 and $58,486 for the years ended December 31, 2003 and 2002, respectively. As of December 31, 2003 and 2002, the forfeiture credits that were available for future use amounted to $109,762 and $55,038, respectively.

Peabody Holding Company, Inc.
Employee Retirement Account

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow up to 50% of their vested account balance from their fund accounts, subject to a minimum of $1,000 and a maximum of $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus 1%. Principal and interest are paid ratably through payroll deductions. Effective October 1, 2002, loan fees were required to be paid by participants.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Employer’s contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant, or their beneficiary, may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, annual installments or a combination of the two. When service is otherwise terminated, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Participants may also elect to receive a lump-sum distribution from their after-tax account.

Participants who have attained the age of 59 ½ have the right to receive a partial or complete distribution of their vested account balance upon request, without penalty. Withdrawals in cases of hardship, as defined in the Plan, are also permitted.

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Vesting in the Employer matching contribution portion of their accounts occurs ratably based on years of continuous service (25% per year after two years of service with 100% vesting after five years), automatically becoming fully vested when the participant attains the age of 62. Employer performance contributions and discretionary contributions, if any, are 100% vested immediately.

Peabody Holding Company, Inc.
Employee Retirement Account

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants’ accounts become fully vested. Currently, the Employer has no intention to terminate the Plan.

Administrative Expenses

All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Employer.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in the common/collective trust are valued at net asset value at year-end. The stock fund is valued at year-end unit closing price (comprised of the year-end market price plus any uninvested cash position). Participant loans are valued at cost, which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Peabody Holding Company, Inc.
Employee Retirement Account

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The Plan’s investments (including investments purchased or sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2003	2002
	(Dollars in thousands )
Mutual funds	$31,339	$(30,368)
Peabody Energy Stock Fund	278	327

	$31,617	$(30,041)

Investments representing 5% or more of the fair value of the Plan’s net assets at December 31 were as follows:

	2003	2002
	(Dollars in thousands )
Mutual funds:
Vanguard 500 Index Fund	$47,766	$36,822
Vanguard PRIMECAP Fund	21,251	14,933
Common/collective trust:
Vanguard Retirement Savings Trust	86,725	84,965

Peabody Holding Company, Inc.
Employee Retirement Account

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated February 9, 2004 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan’s sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

5. Risks and Uncertainties

Participants direct the investment of their account balance under the Plan into various investment options offered by the Plan. The investment options offered by the Plan, and investment securities generally, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Subsequent Events

On April 15, 2004, Peabody purchased certain coal operations from RAG Coal International AG. Participants in the RAG American Coal Savings Plan and Trust were immediately eligible to roll over their funds into the Plan.

Supplemental Schedule
Peabody Holding Company, Inc.
Employee Retirement Account

Employer ID #13-2871045
Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

	Description of
Identity of Issue	Investment Type	Current Value
AIM Premier Equity Fund*	60,591 shares of mutual fund	$568,344
Ariel Growth Fund*	39,532 shares of mutual fund	1,783,702
Baron Asset Fund*	3,160 shares of mutual fund	138,506
Deutsche International Equity Fund*	907 shares of mutual fund	18,099
Fidelity Equity-Income II Fund*	12,448 shares of mutual fund	283,569
Fidelity Blue Chip Growth Fund*	20,137 shares of mutual fund	798,040
Gabelli Growth Fund*	21,746 shares of mutual fund	542,553
Harbor Capital Appreciation*	41,750 shares of mutual fund	1,098,869
Janus Fund*	89,226 shares of mutual fund	2,094,124
Janus Worldwide Fund*	33,284 shares of mutual fund	1,316,064
Lazard Small Cap Portfolio*	43,836 shares of mutual fund	854,354
Managers Special Equity Fund*	5,917 shares of mutual fund	464,395
Oppenheimer Quest Value*	8,672 shares of mutual fund	166,063
Putnam Int’l Growth A*	27,306 shares of mutual fund	564,143
Sound Shore Fund*	5,070 shares of mutual fund	169,900
T. Rowe Price Mid-Cap Growth*	33,157 shares of mutual fund	1,422,430
T. Rowe Science & Technology Fund*	230,657 shares of mutual fund	4,336,342
T. Rowe Price Small-Cap Stock*	20,748 shares of mutual fund	580,542
Vanguard 500 Index Fund*	465,233 shares of mutual fund	47,765,514
Vanguard Explorer Fund*	190,298 shares of mutual fund	12,487,353
Vanguard Extend Mkt Index Fund*	61,085 shares of mutual fund	1,628,517
Vanguard GNMA Fund*	63,889 shares of mutual fund	670,830
Vanguard High-Yield Corp.*	131,738 shares of mutual fund	840,485
Vanguard Int’l Growth Fund*	329,862 shares of mutual fund	5,320,682
Vanguard LifeSt Conserv Growth*	583,788 shares of mutual fund	8,488,277
Vanguard LifeSt Growth Fund*	376,377 shares of mutual fund	6,835,015
Vanguard LifeSt Income Fund*	107,310 shares of mutual fund	1,416,491
Vanguard LifeSt Moderate Growth*	352,632 shares of mutual fund	5,857,224
Vanguard LT Bond Index*	75,266 shares of mutual fund	865,557
Vanguard LT Treasury Fund*	70,788 shares of mutual fund	804,855
Vanguard PRIMECAP Fund*	400,667 shares of mutual fund	21,251,379

Supplemental Schedule
Peabody Holding Company, Inc.
Employee Retirement Account

Employer ID #13-2871045
Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2003

	Description of
Identity of Issue	Investment Type	Current Value
Vanguard REIT Index Fund*	112,934 shares of mutual fund	1,714,332
Vanguard Sm-Cap Index Fund*	42,889 shares of mutual fund	969,285
Vanguard Total Bond Mkt Index*	515,845 shares of mutual fund	5,318,361
Vanguard Total Stock Mkt Index*	34,394 shares of mutual fund	893,908
Vanguard U.S. Growth*	120,692 shares of mutual fund	1,829,698
Vanguard Windsor Fund*	545,254 shares of mutual fund	8,865,827
Vanguard Windsor II Fund*	66,589 shares of mutual fund	1,763,950
Vanguard Retirement Savings Trust*	86,725,282 shares of common/
	collective trust	86,725,282
Peabody Energy Stock Fund*	49,239 units of stock fund	863,158
Various participants	Participant loans, interest rates
	from 4.8% to 9.5%,
	maturities through
	December 30, 2013	8,336,939

		$248,712,958

*    Parties-in-interest.

SIGNATURES

Peabody Holding Company, Inc. Employee Retirement Account. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Peabody Holding Company, Inc. Employee Retirement Account
Date: June 22, 2004	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation Executive Vice President, Human Resources & Administration

EXHIBIT INDEX

The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm